UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

ESTERLINE TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title and Class of Securities)

297425100

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LP

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: First Pacific Advisors, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,095,273
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,095,273

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,095,273
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.1% (1)
(14)	Type of Reporting Person (See Instructions): IA, PN

(1)

Based on 29,495,076 shares of common stock of Esterline Technologies Corporation (the “Issuer”) outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,812,287
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,812,287

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,812,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1% (1)
(14)	Type of Reporting Person (See Instructions): IV

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 63,852
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 63,852

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,852
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Select Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,005

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,005
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.1% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,069
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,069

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,069
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,431

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 39,561
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 39,561

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,561
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,095,273
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,095,273

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,095,273
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.1% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,095,273
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,095,273

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,095,273
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.1% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,966,429
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,966,429

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,966,429
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.7% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,015,212
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,015,212

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,015,212
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.8% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,495,076 shares of common stock of the Issuer outstanding as of November 15, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on November 21, 2018.

Amendment No. 9 to Schedule 13D

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC (“FPA”), FPA Crescent Fund, a series of FPA Funds Trust (“FPA Crescent Fund”), FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC (“FPA Global Opportunity”), FPA Select Drawdown Fund, L.P. (“FPA Select Drawdown”), FPA Select Fund, a series of FPA Hawkeye Fund, LLC (“FPA Select”), FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC (“FPA Value Partners”), FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC (“FPA Hawkeye”), FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC (“FPA Hawkeye-7”), J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker (collectively, the “Reporting Persons”) on June 27, 2016, as amended by Amendment No. 1 filed on September 19, 2016, Amendment No. 2 filed on September 28, 2016, Amendment No. 3 filed on October 12, 2016, Amendment No. 4 filed on October 19, 2016, Amendment No. 5 filed on May 2, 2017, Amendment No. 6 filed on June 19, 2017, Amendment No. 7 filed on January 3, 2018, and Amendment No. 8 filed on November 13, 2018. This Amendment No. 9 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	First Pacific Advisors, LP, a Delaware limited partnership (“FPA”)

2.	FPA Crescent Fund, a series of FPA Funds Trust, a Delaware trust (“FPA Crescent Fund”)

3.	FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Global Opportunity”)

4.	FPA Select Fund, L.P., a Delaware limited partnership (“FPA Select”)

5.	FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Value Partners”)

6.	FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Hawkeye”)

7.	FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Hawkeye-7”)

8.	J. Richard Atwood

9.	Steven T. Romick

10.	Brian A. Selmo

11.	Mark Landecker

The trustees of FPA Funds Trust are listed on Appendix A hereto. Appendix A is incorporated herein by reference.

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(c) Each of the Reporting Persons is engaged in the business of investing. FPA’s principal business is serving as an investment adviser to certain investment companies, including FPA Crescent Fund, certain private investment funds, including FPA Global Opportunity, FPA Select, FPA Value Partners, FPA Hawkeye and FPA Hawkeye-7 (collectively, the “Private Investment Funds”) and certain unaffiliated separately managed accounts (the “Managed Accounts”). FPA also serves as the general partner of FPA Select and Manager of FPA Global Opportunity, FPA Value Partners, FPA Hawkeye Fund, and FPA Hawkeye-7. The principal occupation of Mr. Atwood is serving as a director and officer of the general partner of FPA. The principal occupation of Mr. Romick is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser, including FPA Crescent Fund, FPA Hawkeye and FPA Hawkeye-7 and as a director and officer of the general partner of FPA. The principal occupation of Mr. Selmo is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser, including FPA Crescent Fund, FPA Select and FPA Value Partners. The principal occupation of Mr. Landecker is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser, including FPA Crescent Fund, FPA Global Opportunity and FPA Select.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Appendix A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1. FPA – Delaware

2. FPA Crescent Fund – Delaware

3. FPA Global Opportunity – Delaware

4. FPA Select – Delaware

5. FPA Value Partners – Delaware

6. FPA Hawkeye – Delaware

7. FPA Hawkeye-7 – Delaware

8. J. Richard Atwood – United States

9. Steven T. Romick – United States

10. Brian A. Selmo – United States

11. Mark Landecker – Canada

The persons listed on Appendix A are all United States citizens.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 9 is being filed to report dispositions of beneficial ownership of Common Stock in an amount equal to 1% or more of the Issuer’s outstanding shares of Common Stock since the Reporting Persons’ previous amendment to Schedule 13D. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time depending on market conditions and other factors. In addition, the Reporting Persons may acquire, or cause to be acquired, additional shares of Common Stock depending on market conditions and other factors.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Board regarding multiple topics, including, but not limited to, corporate governance and the composition of the Board, suggestions for candidates to the Board, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. Except to the extent restricted by the Agreement, the Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments and in compliance with any applicable agreements, including the Agreement, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held, as of the date hereof, by each of the following FPA investment advisory clients.

Holder	Total Number of Shares
FPA Crescent Fund	1,812,287 shares of Common Stock
Managed Accounts	132,068 shares of Common Stock
FPA Global Opportunity	63,852 shares of Common Stock
FPA Select	7,005 shares of Common Stock
FPA Value Partners	15,069 shares of Common Stock
FPA Hawkeye	25,431 shares of Common Stock
FPA Hawkeye-7	39,561 shares of Common Stock

As the investment adviser of FPA Crescent Fund, the Managed Accounts and the Private Investment Funds (collectively, the “FPA Clients”), FPA may be deemed to share voting and/or investment power over the securities of the Issuer held by the FPA Clients and therefore may be deemed to beneficially own such securities.

(c) Except as disclosed in Exhibit 99.2 or previously disclosed in this Schedule 13D, as amended, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons. Exhibit 99.2 is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the FPA Clients for which FPA acts as general partner, managing member and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Transactions in securities of the Issuer effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 27, 2018

First Pacific Advisors, LP

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Select Fund, L.P.

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker

Appendix A

Trustees of FPA Funds Trust

Name	Position	Address
Mark L. Lipson	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Alfred E. Osborne, Jr.	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

A. Robert Pisano	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Patrick B. Purcell	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025